Exhibit 99.1

Execution Version

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of April 18, 2024 by and among Algonquin Power & Utilities Corp., a corporation existing under the laws of Canada (the “Company”), and the entities set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) interest in the common shares of the Company (the “Common Shares”) totaling, in the aggregate, 62,141,000 Common Shares, or approximately 9% of the Common Shares issued and outstanding on the date hereof;

WHEREAS, Starboard submitted a letter to the Company on March 21, 2024 (the “Nomination Letter”), nominating director candidates for election to the Company’s board of directors (the “Board”) at the Company’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”); and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1. Board Appointment and Related Agreements.

(a) Board Appointment and Nomination.

(i) The Company agrees that, (A) immediately following the execution of this Agreement, the Board shall take all necessary actions to increase the size of the Board from nine (9) to ten (10) directors and appoint Brett C. Carter (the “First Independent Director”) as a director of the Company and (B) the Board shall take all necessary actions to nominate Christopher Lopez (the “Second Independent Director” and together with the First Independent Director, the “New Directors”) for election to the Board at the 2024 Annual Meeting. Prior to the date of this Agreement, each of the New Directors has submitted to the Company a fully completed copy of the Company’s standard director & officer questionnaire, Federal Power Act questionnaire, Federal Energy Regulatory Commission (“FERC”) interlocking directorates questionnaire and such other reasonable and customary onboarding materials required by the Company in connection with the appointment or nomination for election of new Board members, including any documentation necessary for the creation of a SEDI profile for each New Director and any corporate filings required by the Company in respect of the appointment, nomination or election of such New Director, as applicable (collectively, the “Onboarding Materials”).

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(ii) The Company agrees that the Board shall nominate the following nine (9) individuals, subject to their consent to serve, for election to the Board at the 2024 Annual Meeting for terms expiring at the Company’s 2025 annual meeting of shareholders (the “2025 Annual Meeting”): (A) each New Director (including any Replacement Director) and (B) Melissa Stapleton Barnes, Amee Chande, Daniel Goldberg, Christopher Huskilson, D. Randy Laney, David Levenson and Dilek Samil (the “Continuing Directors”), and shall recommend, support and solicit proxies for the election of the New Directors at the 2024 Annual Meeting in the same manner as it recommends, supports and solicits proxies for the election of the Continuing Directors.

(iii) If any New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period (as defined below), and at such time Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of 3% of the Company’s then-outstanding Common Shares and 20,689,757 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a person to replace such New Director (or any Replacement Director thereof) as a director on the Board in accordance with this Section 1(a)(iii) (any such replacement nominee shall be referred to as a “Replacement Director,” and if and when such person becomes a director of the Company in accordance with this Section 1(a)(iii), such person shall be deemed a New Director for purposes of this Agreement). Any Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to applicable listing standards and under Sections 1.4 and 1.5 of National Instrument 52-110 of the Canadian Securities Administrators, and (C) have the relevant financial and business experience to be a director of the Company. The Corporate Governance Committee of the Board (the “Corporate Governance Committee”) shall make its determination and recommendation regarding whether such Replacement Director meets the foregoing criteria within five (5) business days after the later of (1) such nominee having submitted to the Company the Onboarding Materials, as applicable, and (2) representatives of the Board having conducted customary interview(s) of such nominee, if such interviews are requested by the Board or the Corporate Governance Committee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(iii) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee. In the event the Corporate Governance Committee does not accept a person recommended by Starboard as the Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Corporate Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Corporate Governance Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Corporate Governance Committee’s recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board pursuant to this Section 1(a)(iii), the Parties shall continue to follow the procedures of this Section 1(a)(iii) until a Replacement Director is appointed to the Board. Subject to applicable listing rules and applicable law, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Notwithstanding the foregoing, if the appointment of any proposed Replacement Director would require approval of FERC, as reasonably determined by the Company, the appointment of such Replacement Director would be subject to and conditioned upon the prior approval of the FERC; provided, however, that if such FERC approval is not obtained for any reason, the Parties shall continue to follow the procedures of this Section 1(a)(iii) until a Replacement Director is appointed to the Board. Subject to applicable listing rules and applicable law, until such time as any Replacement Director is appointed to any applicable committee of the Board, Starboard shall have the right to designate another director of the Company to serve as an interim member of such applicable committee.

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(iv) During the period commencing (A) on the date hereof through the conclusion of the 2024 Annual Meeting, the Board shall not increase the size of the Board to more than ten (10) directors and (B) upon conclusion of the 2024 Annual Meeting through the expiration of the Standstill Period, the Board shall not increase the size of the Board to more than nine (9) directors, in each case without the prior written consent of Starboard.

(b) Board Committees. The Board shall take all necessary actions to appoint at least one New Director (i) to any committee of the Board that is, or will be, tasked with the responsibilities related to the CEO search process and/or CEO succession planning, including any special committee or sub-committee of the Board that is tasked with the responsibilities related to the CEO search process and/or CEO succession planning, and (ii) to any committee of the Board that is, or will be, tasked with the responsibilities related to exploring a sale of the Company’s Renewable Energy Group, including any special committee or sub-committee of the Board that is tasked with the responsibilities related to exploring a sale of the Company’s Renewable Energy Group. Without limiting the foregoing, the Board and all applicable committees of the Board shall give the New Directors the same due consideration for membership to each committee of the Board, including any new committee(s) and subcommittee(s) that may be established, as any other independent director; provided, however, that (A) the First Independent Director shall be immediately appointed to at least two committees of the Board and (B) the Second Independent Director shall immediately be appointed to at least two committees of the Board following his election as a director.

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(c) Additional Agreements.

(i) Starboard shall comply, and shall cause each of its controlled Affiliates and Associates to comply, with the terms of this Agreement and Starboard shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act, and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii) Starboard on behalf of itself and its controlled Affiliates and Associates hereby (A) irrevocably withdraws its Nomination Letter and (B) irrevocably withdraws any related materials or notices submitted to the Company in connection therewith.

(iii) During the Standstill Period, except as otherwise provided herein, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s shareholders or in connection with any solicitation of shareholder action by written resolution (each, a “Shareholder Meeting”), (B) submit any proposal for consideration at, or bring any other business before, a Shareholder Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to a Shareholder Meeting. Starboard shall not publicly or privately encourage or support any other shareholder, person or entity to take any of the actions described in this Section 1(c)(iii).

(iv) Starboard agrees that it will appear in person or by proxy at the 2024 Annual Meeting and vote all Common Shares beneficially owned by Starboard at the 2024 Annual Meeting (A) in favor of all directors nominated by the Board for election, (B) in favor of the appointment of the Company’s auditor for the ensuing year, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or shareholder proposal presented at the 2024 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or shareholder proposal presented at the 2024 Annual Meeting (other than proposals relating to the election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. For the avoidance of doubt, Starboard shall be permitted to vote in its discretion on any proposal of the Company in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company entering into a share-for-share transaction whereby immediately after the consummation of the transaction the Company’s shareholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

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(v) Starboard agrees that it will appear in person or by proxy at any special meeting of the Company’s shareholders held during the Standstill Period and, to the extent any such special meeting includes the appointment, election or removal of directors, vote all Common Shares beneficially owned by Starboard at such special meeting in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of directors.

(vi) Starboard acknowledges that the New Directors shall, promptly upon their appointment or election (as the case may be), take all necessary action to assist the Company in submitting a Form 4 – Personal Information Form, if required, and any other necessary documentation to the Toronto Stock Exchange.

(vii) Starboard acknowledges that there may be filings or approvals required under certain laws and regulations of the energy or utility industry prior to acquiring beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of voting securities equal to or in excess of 10% of the Company’s then outstanding Common Shares. During the Standstill Period, Starboard agrees that it will make any such filings or obtain any such approvals prior to purchasing equal to or more than 10% of the Company’s then outstanding Common Shares.

(viii) Starboard acknowledges that all directors are (A) governed by all Company policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board, copies of which will be made available to the New Directors prior to their appointment or election to the Board, and (B) required to keep confidential all Company confidential information and not disclose to any third parties (including Starboard) any discussions, matters or materials considered in meetings of the Board or Board committees.

(ix) The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority or are entitled to so determine, take all necessary actions to determine, in connection with their initial appointment as a director (in the case of the First Independent Director), nomination and election as a director at the 2024 Annual Meeting, as applicable, that each of the New Directors is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control” or any similar term) under the Company’s incentive plans, options plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, indentures or any other related plans or agreements that refer to any such plan or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such incentive plans, options plans, employment agreements, loan agreements or indentures of the Company, including, without limitation, any retention plan, severance plan, or change-in-control severance plan.

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2. Standstill Provisions.

(a) Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2025 Annual Meeting pursuant to the Company’s By-Law No. 5 and (y) the date that is seventy-five (75) days prior to the first anniversary of the 2024 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act or as the term “solicitation” is defined in the Canada Business Corporations Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders of the Company), in each case, with respect to any securities of the Company;

(ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and any applicable Canadian securities laws) with respect to Common Shares (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees in writing to be bound by the terms and conditions of this Agreement;

(iii) deposit any Common Shares in any voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of any Common Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv) seek or submit, or knowingly encourage any person or entity to seek or submit, nominations in furtherance of a contested solicitation for the appointment, election or removal of directors with respect to the Company or seek, knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent Starboard or any of its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2025 Annual Meeting, so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its Affiliates or Associates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

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(v) (A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company or through any written resolution of shareholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, amalgamation, take-over bid, arrangement, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, amalgamation, take-over bid, arrangement, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, amalgamation, take-over bid, arrangement, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company or any of its subsidiaries by such third party prior to such proposal becoming public or (E) requisition or seek to requisition a special meeting of shareholders or act by written resolution;

(vi) seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii) advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders or in connection with any written resolution, except in accordance with Section 1; or

(viii) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b) Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote the Common Shares that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company on any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor (in each case, subject to Section 12).

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(c) Nothing in Section 2(a) or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by the New Directors of their fiduciary duties solely in their capacity as directors of the Company.

3. Representations and Warranties of the Company. The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case, in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of, the Company as currently in effect, and (d) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4. Representations and Warranties of Starboard. Starboard represents and warrants to the Company that (a) the authorized signatories of Starboard set forth on the signature pages hereto have the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard is deemed to beneficially own 62,141,000 Common Shares and (f) as of the date hereof, and except as set forth in clause (e) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Shares or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Shares or any other class or series of the Company’s shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

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5. Press Release. Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release announcing certain terms of this Agreement in the form attached hereto as Exhibit A (the “Press Release”). Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby except as required by law or the rules of any stock exchange, or with the prior written consent of the other Party. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement, except as required by law or the rules of any stock exchange.

6. Specific Performance. Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7. Expenses. The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company through the date of this Agreement, including but not limited to, its Schedule 13D filings, its preparation and delivery of the Nomination Letter, and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $620,000 in the aggregate.

8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

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9. Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) when delivered by e-mail on or before 5:00 p.m., Toronto time on a business day, on such business day or, if delivered after 5:00 p.m., Toronto time or on a day that is not a business day, on the next succeeding business day; or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company:

Algonquin Power & Utilities Corp.

354 Davis Road

Oakville, Ontario, L6J 2X1, Canada

Attention:	Jennifer Tindale
Email:	Jennifer.Tindale@APUCorp.com notices@APUCorp.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:	Michael J. Aiello Megan Pendleton
Email:	michael.aiello@weil.com megan.pendleton@weil.com

Blake, Cassels & Graydon LLP

Suite 4000, 199 Bay Street

Toronto, Ontario M5L 1A9

Attention:	Jeffrey Lloyd Taylor Dickinson
Email:	Jeff.lloyd@blakes.com Taylor.dickinson@blakes.com

If to Starboard:

Starboard Value LP

777 Third Avenue, 18th Floor

New York, New York 10017

Attention:	Jeffrey C. Smith
Email:	jsmith@Starboardvalue.com

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with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention:	Andrew M. Freedman Meagan M. Reda
Email:	AFreedman@olshanlaw.com MReda@olshanlaw.com

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention:	Jonathan Feldman Mark Spiro
Email:	jonfeldman@goodmans.ca mspiro@goodmans.ca

10. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles) and each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

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12. Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives. The restrictions set forth in this Section 12 shall not (a) apply (i) in any compelled testimony or production of information, whether by legal process or subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the Party from which information is sought, in each case, solely to the extent required, or (ii) to any disclosure that such Party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (b) prohibit any Party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of (i) federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or the rules of the SEC promulgated under such Section 21F or (ii) provincial securities laws to any Canadian provincial securities regulatory authority pursuant to a whistleblower program established by such authority.

13. Securities Laws. Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that applicable securities laws may restrict any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person.

14. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third-Party Beneficiaries; Term. This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except the provisions of Section 6 through Section 11, and Section 13, which shall survive such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Chris Huskilson
	Name:	Chris Huskilson
	Title:	Interim Chief Executive Officer

By:	/s/ Jennifer Tindale
	Name:	Jennifer Tindale
	Title:	Chief Legal Officer

[Signature Page to Cooperation Agreement]

STARBOARD VALUE AND OPPORTUNITY MASTER FUND III LP

By: Starboard Value A LP, its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP, its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP, its general partner

STARBOARD X MASTER FUND II LP

By: Starboard Value R LP, its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP, its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC, its general partner

STARBOARD G FUND, L.P

By: Starboard Value G GP, LLC, its general partner

STARBOARD VALUE G GP, LLC

By: Starboard Value A LP, its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC, its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC, its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP, its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC, its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

[Signature Page to Cooperation Agreement]

EXHIBIT A

Press Release

Algonquin Power & Utilities Corp. to Add Brett Carter and Christopher Lopez

to the Board of Directors

Enters Into Cooperation Agreement with Starboard

OAKVILLE, ON, April 18, 2024 - Algonquin Power & Utilities Corp. (“Algonquin”, “AQN” or the “Company”) (TSX: AQN) (NYSE: AQN) today announced that its Board of Directors (the “Board”) intends to add Brett Carter, former Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc., and Christopher Lopez, outgoing Executive Vice President, Chief Financial and Regulatory Officer of Hydro One Limited, to the Board. During the first quarter’s ordinary nominee review process for Algonquin’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”), Masheed Saidi had advised the Board that she does not intend to stand for reelection. In addition, Kenneth Moore, the Chair of the Board, has informed the Board of his intention to retire effective as of the Annual Meeting and he will therefore not stand for reelection. As a result, following the Annual Meeting, Algonquin’s Board will continue to be comprised of nine directors.

In connection with the Board appointments, the Company and Starboard Value LP (together with its affiliates, “Starboard”), which own approximately 9.0% of Algonquin’s outstanding common shares, have entered into a cooperation agreement (the “Agreement”) dated April 18, 2024. Pursuant to the Agreement, Starboard has withdrawn its previously-announced director nominations for election and agreed to support the Company’s nominees for election at the Annual Meeting. In addition, Starboard and the Company have agreed to customary standstill, voting and other provisions related to, among other things, the composition of the Board and committees of the Board, expiring in advance of the Company’s 2025 annual meeting of shareholders. Starboard and the Company have also entered into a non-disclosure agreement for purposes of sharing information and having discussions relating to the pursuit of a sale of the Company’s renewable energy business and the Company’s CEO search.

“We appreciate the opportunity we have had to engage with our shareholders and gather valuable input on Board composition over the past year,” said Mr. Moore. “Both Brett and Chris bring unique perspectives to the Algonquin Board, collectively possessing a wealth of additive expertise in areas such as utility operations, regulatory matters, corporate finance, information technology, and cyber and physical security. We remain committed to refreshing our Board to support the Company’s strategic transformation into a pure play regulated utility to enhance shareholder value.”

Jeff Smith, Chief Executive Officer of Starboard, commented, “Throughout our engagement with Algonquin, we have appreciated the open dialogue with management. Algonquin is a great company with a strong portfolio of businesses and tremendous opportunities for value creation. We believe Brett and Chris bring key experience and insight that will complement the rest of the Board and support the management team’s pursuit of the Company’s strategic objectives. As a significant investor, we look forward to continuing to work constructively with Algonquin.”

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Christopher Huskilson, Interim Chief Executive Officer and member of the Algonquin Board, said, “On behalf of Algonquin and the Board, I want to thank Ken and Masheed for their outstanding contributions to our Board over the last 14 and 10 years, respectively. Ken has served our Board with distinction, including as our Chair. Masheed brought a wealth of knowledge in the energy and utility sectors that has added meaningfully to our strategy. Their retirements are well-earned and we wish them all the best. We have enjoyed the constructive relationship with Starboard and look forward to benefitting from the valuable insights and fresh perspectives that these new additions bring to the Board.”

A copy of the Agreement will be filed on SEDAR+ at www.sedarplus.com and on Form 6-K with the United States Securities and Exchange Commission.

J.P. Morgan is serving as financial advisor to Algonquin and Blake, Cassels & Graydon LLP and

Weil, Gotshal & Manges LLP are serving as legal counsel. Olshan Frome Wolosky LLP is serving as legal counsel to Starboard.

About Brett C. Carter

Brett C. Carter was the Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc. from March 2022 to October 2023. Prior to that, Mr. Carter served as Xcel’s Executive Vice President and Chief Customer and Innovation Officer. Mr. Carter also has extensive experience in serving in key operational leadership positions at Bank of America and Duke Energy Company. He serves as a director of Graco Inc., a position held since February 2021. Mr. Carter holds a B.S. in accounting from Clarion University of Pennsylvania and an MBA with a concentration in marketing from the University of Pittsburgh. He also completed the Harvard Business School Advanced Management Program.

About Christopher Lopez

Christopher Lopez has served as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited since April 2023. Mr. Lopez joined Hydro One in 2016 and has served as its Chief Financial Officer as well as other key leadership roles. Mr. Lopez also has experience in mergers and acquisitions and clean energy finance from his time served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, in addition to various other senior financial roles since he joined TransAlta in 1999. Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in Australia, and he holds a Chartered Accountant designation. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

About Starboard Value LP

Starboard Value LP is an investment adviser with a focused and differentiated fundamental approach to investing in publicly traded companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

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About Algonquin Power & Utilities Corp. and Liberty

Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.

AQN’s common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.

Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this press release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this press release include, but are not limited to, statements regarding additions to the Board and the expected impact thereof, as well as statements regarding expected nominees for election at the Annual Meeting. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN’s Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2023, each of which is available on SEDAR+ and EDGAR.

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Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:

Brian Chin

Vice President, Investor Relations

Algonquin Power & Utilities Corp.

E-mail: InvestorRelations@APUCorp.com

Telephone: (603) 260-4410

Media Inquiries:

Stephanie Bose

Director, Corporate Communications

Algonquin Power & Utilities Corp.

E-mail: Corporate.Communications@libertyutilities.com

Telephone: (905) 465-4500

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